Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Incorporation of wholly owned subsidiary of the Company

Mumbai, July 18, 2019: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), please be informed that the Company has incorporated a wholly owned subsidiary company named Brabo Robotics and Automation Limited with effect from July 17, 2019.

The details as required under Regulation 30 of the SEBI Listing Regulations read with SEBI circular No. CIR/CFD/CMD/4/2015 dated September 9, 2015 is reproduced hereinbelow:

Incorporation of the Company

Sr. No.	Particulars	Description
1.	Name of the Target Company, details in brief such as size, turnover, etc.	Brabo Robotics and Automation Limited (“BRAL”) is incorporated as a wholly owned subsidiary of the Company on July 17, 2019. Authorised Capital: ₹5,00,000/- Size/Turnover: N.A
2.

Whether the acquisition would fall within the related party transaction(s) and whether the promoter/promoter group/group companies have any interest in the entity being acquired?

If yes, nature of interest and details thereof and whether the same is done at “arms length”

Being a Related Party Transaction, the Company has duly taken approval of the Audit Committee and Board of Directors of the Company for initial subscription in BRAL.

BRAL is promoted by Tata Motors Limited and is wholly owned subsidiary. The Promoter group/group companies does not have any interest in the BRAL.

3.	Industry to which the entity being acquired belongs	Manufacture of machinery and equipment relating to factory automation and robotics.
4.	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)

The Company is incorporated to acquire and takeover as a going concern the business of robotics and automation division, previously carried out by TAL Manufacturing Solutions Limited and transferred to Tata Motors Limited w.e.f. April 30, 2019. On the business transfer, BRAL would undertake business in the area of Factory Automation and Robotics.

5.	Brief details of any governmental or regulatory approvals required for the acquisition	N.A
6.	Indicative time period for completion of the acquisition	N.A
7.	Nature of consideration – whether cash consideration or share swap and details of the same	Cash consideration
8.	Cost of acquisition or the price at which shares are acquired	The Company has subscribed to 50,000 equity shares of ₹10/- each aggregating to ₹5,00,000/-

Sr. No.	Particulars	Description
9.	Percentage of shareholding/control acquired and/ or number of shares acquired	The Company has subscribed to 50,000 equity shares of ₹10/- each aggregating to ₹5,00,000/- The Company holds 100% shareholding in BRAL.
10.

Brief background about the entity acquired in terms of product/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

Product/line of business: Manufacture/Sale/Service of Robotics and Automation Solutions. Date of Incorporation: July 17, 2019 History/Turnover: N.A Country: India

This is for the information of the exchange and the members.

-Ends-

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com
Tel: +91 22-66657613 www.tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.